APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

1:33 PM
03/07/21
Accrual Basis

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2018

		Jan - Dec 18
Ordinary Income/Expense		
Income		
FINISHED PRODUCT SALES		
Beauty Product Sales	324,357.17	
Supplement Sales	10,394.80	
Total FINISHED PRODUCT SALES		334,751.97
Discounts		
Customer Discounts	-20,348.51	
Early Pay Discount	-71.75	
Friends and Family 50% Discount	-468.00	
Testers/Samples	-93,321.16	
Total Discounts		-114,209.42
GET Income		
Oahu GET Retail Income	148.27	
Oahu Wholesale GET Income	92.42	
Outer Island GET Retail Income	1.65	
Total GET Income		242.34
Raw Materials Not for Sale		-4.84
Total Income		220,780.05
Cost of Goods Sold		
FINISHED PRODUCT COGS		
Beauty Products COGS	60,440.56	
Supplements COGS	1,799.60	
Total FINISHED PRODUCT COGS		62,240.16
GET/Sales Tax COGS		15.75
Shipping COGS		18,308.18
Inbound Freight - COGS		1,817.23
Vendor Discounts		97.40
Raw Materials COGS		1,836.41
Customs/Duty/Entry		78.00
Damaged Product		-9.66
Inventory Value Adjustment		764.55
Storage Lease		5,096.00
Warehouse Contractors		3,044.24
Research & Development		2,589.17
Total COGS		95,877.43
Gross Profit		124,902.62

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2018

	Jan - Dec 18
Expense	
Advertising & Marketing	
Advertising Specialist	
Design Fees	29,503.46
Total Advertising Specialist	29,503.46
Giveaways	34,733.00
Media Promotions	9,037.12
Signs & Print	7,644.79
Website & Online Ads	32,575.26
Total Advertising & Marketing	113,493.63
Auto Expenses	
Auto Repairs	273.97
Gasoline	1,519.87
Auto Expenses - Other	108.14
Total Auto Expenses	1,901.98
Bank Charges & Fees	
Bank Fees	812.78
Loan Fees	5,498.08
Merchant Fees	2,191.05
PayPal Fees	112.98
Wire Fees	97.00
Total Bank Charges & Fees	8,711.89
Charitable Donations	115.00
Commissions	
Naomi Medlin	1,817.90
Ruth Shiroma	20.40
Total Commissions	1,838.30
Computer & Software Expenses	708.64
Consulting/Translation Fee	7,488.41
Dues and Subscriptions	6,118.01
Insurance	2,662.32
Interest Fees	
Finance Charges	544.76
Loan Interest	7,232.75
Total Interest Fees	7,777.51
Meals & Entertainment	3,058.07
Postage	8,047.07

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2018

	Jan - Dec 18
Supplies	
Office Supplies	949.24
Total Supplies	949.24
Taxes	
GET	407.32
Total Taxes	407.32
Tradeshow Expenses	
Tradeshow Booth/Rent Expense	17,446.00
Tradeshow Fees & Supplies	7,179.22
Total Tradeshow Expenses	24,625.22
Travel	
Airfare	13,018.02
Baggage Fees	1,320.00
Ground Transportation	2,213.48
Lodging	7,503.64
Parking	416.95
Per Diem	759.03
Travel Meals	5,849.03
Total Travel	31,080.15
Uniforms	221.08
Utilities	3,566.52
Total Expense	222,770.36
Net Ordinary Income	-97,867.74
Net Income	**-97,867.74**

HIB Management Services LLC dba O'o Hawaii
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
FHB CHECKING (8660)	50,489.84
Online Payments	458.20
PayPal	-24.94
Total Checking/Savings	50,923.10
Accounts Receivable	
Accounts Receivable (A/R)	48,203.25
Total Accounts Receivable	48,203.25
Other Current Assets	
Due from H Lyfe	1,465.11
Inventory Asset	
FINISHED PRODUCT INVENTORY	
Beauty Product Final Inventory	34,586.69
Supplement Final Inventory	4,458.10
Total FINISHED PRODUCT INVENTORY	39,044.79
RAW MATERIALS INVENTORY	
Beauty Products Raw Inventory	52,671.36
Supplement Raw Inventory	10,148.96
Total RAW MATERIALS INVENTORY	62,820.32
Total Inventory Asset	101,865.11
Total Other Current Assets	104,846.89
Total Current Assets	203,973.24
Prepaid Expenses	266.67
Security Deposit	1,250.00
TOTAL ASSETS	**203,973.24**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	24,760.36
Total Accounts Payable	24,760.36

HIB Management Services LLC dba O'o Hawaii
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Credit Cards	
FHB Priority Destination CC	8,136.42
Total Credit Cards	8,136.42
Other Current Liabilities	
Accrued Expenses	855.17
SBA Loan 3670-01	197,592.70
Total Other Current Liabilities	198,447.87
Total Current Liabilities	231,344.65
Total Liabilities	231,344.65
Equity	
Owner's Investment	
Owner's Pay & Personal Expenses	228,658.10
Retained Earnings	-58,807.85
Net Income	-99,353.92
	-97,867.74
Total Equity	-27,371.41
TOTAL LIABILITIES & EQUITY	203,973.24

HIB Management Services LLC dba O'o Hawaii
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-97,867.74
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-48,203.25
Due from H Lyfe	-1,465.11
Inventory Asset:FINISHED PRODUCT INVENTORY:Beauty Product Final Inventory	-34,586.69
Inventory Asset:FINISHED PRODUCT INVENTORY:Supplement Final Inventory	-4,458.10
Inventory Asset:RAW MATERIALS INVENTORY:Beauty Products Raw Inventory	-8,514.80
Inventory Asset:RAW MATERIALS INVENTORY:Supplement Raw Inventory	885.00
Prepaid Expenses	-266.67
Security Deposit	-1,250.00
Accounts Payable (A/P)	54,483.49
FHB Priority Destination CC	8,136.42
Accrued Expenses	855.17
Due to H Lyfe	-505.59
SBA Loan 3670-01	197,592.70
Net cash provided by Operating Activities	64,834.83
FINANCING ACTIVITIES	
Owner's Investment	41,683.52
Owner's Pay & Personal Expenses	-70,802.00
Retained Earnings	-11,187.56
Net cash provided by Financing Activities	-40,306.04
Net cash increase for period	24,528.79
Cash at beginning of period	26,394.31
Cash at end of period	50,923.10

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
FINISHED PRODUCT SALES	
Beauty Product Sales	512,171.67
Supplement Sales	42,315.30
Total FINISHED PRODUCT SALES	554,486.97
Discounts	
Customer Discounts	-45,011.25
Early Pay Discount	-214.54
Friends and Family 50% Discount	-152.90
Pricing Credit	-1,863.40
Testers/Samples	-36,691.60
Total Discounts	-83,933.69
GET Income	
Consulting Income	21,800.00
Shipping Income	2,399.02
Oahu GET Retail Income	1,715.11
Oahu Wholesale GET Income	392.58
Outer Island GET Retail Income	68.28
Outer Island Wholesale GET Inco	4.60
Total GET Income	2,180.57
Grant Income	6,000.00
Raw Materials Not for Sale	89.50
Total Income	503,022.37
Cost of Goods Sold	
FINISHED PRODUCT COGS	
Beauty Products COGS	143,198.23
Supplements COGS	19,211.85
Total FINISHED PRODUCT COGS	162,410.08
GET/Sales Tax COGS	96.09
Shipping COGS	56,836.17
Inbound Freight - COGS	1,989.64
Vendor Discounts	-0.02
Raw Materials COGS	263.22
Product Packaging	769.82
Customs/Duty/Entry	18,496.72
Currency Conversion	33.10
Damaged Product	6,028.37
Inventory Value Adjustment	-9,911.76
Sales Processing	1,666.79

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2019

	Jan - Dec 19
Storage Lease	8,608.11
Warehouse Contractors	12,522.19
Research & Development	27,009.92
Trademark	3,800.00
Total COGS	290,618.44
Gross Profit	212,403.93
Expense	
Advertising & Marketing	
Advertising Specialist	
Demonstrators	12,319.11
Design Fees	40,977.69
Total Advertising Specialist	53,296.80
Giveaways	15,953.19
Media Promotions	37,094.99
Signs & Print	8,099.70
Store Displays	640.98
Website & Online Ads	11,303.73
Total Advertising & Marketing	126,389.39
Auto Expenses	
Auto Registration	26.10
Auto Repairs	677.10
Gasoline	3,298.32
Auto Expenses - Other	-108.14
Total Auto Expenses	3,893.38
Bad Debt	1,424.61
Bank Charges & Fees	
Bank Fees	936.83
Loan Fees	3,414.97
Merchant Fees	8,125.62
PayPal Fees	171.74
Wire Fees	1,273.00
Total Bank Charges & Fees	13,922.16
Charitable Donations	333.24

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2019

		Jan - Dec 19
Commissions		
Chiaki Commission	842.99	
Rep- PPB	724.55	
Rep - J White Assoc	5,000.00	
Rep - Lyndsey Mull	1,851.00	
Total Commissions		8,418.54
Computer & Software Expenses		2,139.77
Consulting/Translation Fee		1,766.95
Dues and Subscriptions		2,601.40
Insurance		
Health Insurance	5,372.64	
Liability Insurance	1,929.56	
Total Insurance		7,302.20
Interest Fees		
Factoring Fees	3,326.25	
Finance Charges	3,816.87	
Loan Interest	27,806.87	
Penalties & Late Fees	495.00	
Total Interest Fees		35,444.99
Meals & Entertainment		1,234.05
Postage		3,795.22
Professional Services		
Accounting & Bookkeeping	8,578.37	
Legal Services	2,903.00	
Total Professional Services		11,481.37
Repairs & Maintenance		1,147.42
Supplies		
Office Supplies	1,868.51	
Supply Reimbursement	-818.14	
Total Supplies		1,050.37
Taxes		
GET	2,326.69	
Total Taxes		2,326.69
Tradeshow Expenses		
Tradeshow Booth/Rent Expense	8,595.00	
Tradeshow Fees & Supplies	12,543.06	
Total Tradeshow Expenses		21,138.06

HIB Management Services LLC dba O'o Hawaii
Profit & Loss
January through December 2019

	Jan - Dec 19
Travel	
Airfare	12,607.95
Baggage Fees	961.50
Ground Transportation	2,005.80
Lodging	8,577.98
Parking	1,525.50
Per Diem	1,825.44
Travel Meals	3,542.76
Travel Reimbursement	-7,804.03
Total Travel	23,242.90
Uniforms	1,475.13
Utilities	-548.34
Total Expense	269,979.50
Net Ordinary Income	-57,575.57
Net Income	**-57,575.57**

HIB Management Services LLC dba O'o Hawaii
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
FHB CHECKING (8660)	2,223.69
HRM Reserve	512.16
Online Payments	1,262.00
Venmo	21.04
Total Checking/Savings	4,018.89
Accounts Receivable	
Accounts Receivable (A/R)	115,703.87
Total Accounts Receivable	115,703.87
Other Current Assets	
Amazon Reserve (USD)	
Amazon Reserve US	502.48
Total Amazon Reserve (USD)	502.48
Due from H Lyfe	901.83
Inventory Asset	
FINISHED PRODUCT INVENTORY	
Beauty Product Final Inventory	27,546.31
Supplement Final Inventory	35,387.97
Total FINISHED PRODUCT INVENTORY	62,934.28
RAW MATERIALS INVENTORY	
Beauty Products Raw Inventory	56,516.15
Supplement Raw Inventory	552.48
Total RAW MATERIALS INVENTORY	57,068.63
Total Inventory Asset	120,002.91
Security Deposit	1,250.00
Total Other Current Assets	122,657.22
Total Current Assets	242,379.98
TOTAL ASSETS	242,379.98

HIB Management Services LLC dba O'o Hawaii
Balance Sheet
As of December 31, 2019

	Dec 31, 19
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	79,877.57
Total Accounts Payable	79,877.57
Credit Cards	
FHB Priority Destination CC	31,561.42
Total Credit Cards	31,561.42
Other Current Liabilities	
Accrued Expenses	4,761.03
Due to Ashley Harding	5,300.00
Fundworks Loan	36,734.64
HRM Factored Invoices	
DFS Hawaii	6,834.23
iHerb	44,881.92
Triad Catalog	11,754.00
Von Mar	963.60
Total HRM Factored Invoices	64,433.75
Kabbage Loan x7599	13,481.71
SBA Loan 3670-01	173,975.36
Total Other Current Liabilities	298,686.49
Total Current Liabilities	410,125.48
Total Liabilities	410,125.48
Equity	
Owner's Investment	236,166.84
Owner's Pay & Personal Expenses	-160,302.67
Retained Earnings	-186,034.10
Net Income	-57,575.57
Total Equity	-167,745.50
TOTAL LIABILITIES & EQUITY	242,379.98

HIB Management Services LLC dba O'o Hawaii
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-57,575.57
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-67,500.62
Amazon Reserve (USD):Amazon Reserve US	-502.48
Due from H Lyfe	563.28
Inventory Asset:FINISHED PRODUCT INVENTORY:Beauty Product Final Inventory	7,040.38
Inventory Asset:FINISHED PRODUCT INVENTORY:Supplement Final Inventory	-30,929.87
Inventory Asset:RAW MATERIALS INVENTORY:Beauty Products Raw Inventory	-3,844.79
Inventory Asset:RAW MATERIALS INVENTORY:Supplement Raw Inventory	9,596.48
Prepaid Expenses	266.67
Accounts Payable (A/P)	55,117.21
FHB Priority Destination CC	23,425.00
Accrued Expenses	3,905.86
Due to Ashley Harding	5,300.00
Fundworks Loan	36,734.64
HRM Factored Invoices:DFS Hawaii	6,834.23
HRM Factored Invoices:iHerb	44,881.92
HRM Factored Invoices:Triad Catalog	11,754.00
HRM Factored Invoices:Von Mar	963.60
Kabbage Loan x7599	13,481.71
SBA Loan 3670-01	-23,617.34
Net cash provided by Operating Activities	35,894.31
FINANCING ACTIVITIES	
Owner's Investment	7,508.74
Owner's Pay & Personal Expenses	-101,494.82
Retained Earnings	11,187.56
Net cash provided by Financing Activities	-82,798.52
Net cash increase for period	-46,904.21
Cash at beginning of period	50,923.10
Cash at end of period	4,018.89

6:44 AM

03/05/21

Accrual Basis

HIB Management Services LLC dba O'o Hawaii
Balance Sheet
As of December 31, 2020

				Dec 31, 20
ASSETS				
Current Assets				
Checking/Savings				
FHB Checking 2729				-2,668.36
FHB SAVINGS 9910				3,450.08
Online Payments				721.13
PayPal				-59.99
Total Checking/Savings				1,442.86
Accounts Receivable				
Accounts Receivable (A/R)				9,859.04
Total Accounts Receivable				9,859.04
Other Current Assets				
Amazon Reserve (USD)				
Amazon Reserve CA			-0.25	
Amazon Reserve US			539.85	
Total Amazon Reserve (USD)				539.60
Due from H Lyfe				145.21
Inventory Asset				
FINISHED PRODUCT INVENTORY				
Beauty Product Final Inventory		19,911.62		
Supplement Final Inventory		19,446.93		
Total FINISHED PRODUCT INVENTORY			39,358.55	
RAW MATERIALS INVENTORY				
Beauty Products Raw Inventory		72,594.53		
Supplement Raw Inventory		550.86		
Total RAW MATERIALS INVENTORY			73,145.39	
Total Inventory Asset				112,503.94
Undeposited Funds				367.00
Total Other Current Assets				113,555.75
Total Current Assets				124,857.65
TOTAL ASSETS				**124,857.65**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)				99,143.26
Total Accounts Payable				99,143.26
Credit Cards				
FHB Priority Destination CC				25,364.24
Hilton AMEX				16,323.94
Total Credit Cards				41,688.18

HIB Management Services LLC dba O'o Hawaii
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Other Current Liabilities	
Accrued Expenses	227.80
Due to David Gonzalez	500.00
Inventory Offset Account	6,675.25
Rapid Finance Loan	34,342.08
SBA Loan 3670-01	152,802.20
Sebastian Loan	21,500.00
Stripe Loan	20,756.33
Total Other Current Liabilities	236,803.66
Total Current Liabilities	377,635.10
Long Term Liabilities	
SBA EIDL 5a Loan x7410	134,500.00
Total Long Term Liabilities	134,500.00
Total Liabilities	512,135.10
Equity	
Owner's Investment	240,949.78
Owner's Pay & Personal Expenses	-249,214.41
Retained Earnings	-243,609.67
Net Income	-135,403.15
Total Equity	-387,277.45
TOTAL LIABILITIES & EQUITY	**124,857.65**

I, Holly Harding, certify that:

1. The financial statements of HIB Management Services LLC included in this Form are true and complete in all material respects; and
2. The tax return information of HIB Management Services LLC included in this Form reflects accurately the information reported on the tax return for HIB Management Services LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _Holly Harding_

Name: Holly Harding

Title: Founder